701 Western Ave., Glendale, CA  91201
818.244.8080  ■  www.publicstorage.com

May 19, 2011

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Public Storage
Form 10-K for the year ended 12/31/2010
Filed on 3/1/2011
File No. 001-33519

Dear Mr. Gordon:

Set forth below is the response of Public Storage to the comments of the Staff that were set forth in your letter dated May 12, 2011, regarding our Form 10-K for the year ended December 31, 2010.  The Staff’s comments, indicated in bold, are followed by the response on behalf of Public Storage.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 2. Properties, page 20

1.
In future periodic reports, to the extent your aggregate acquisitions for the reporting period are material, please disclose the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

 Response:

In future periodic reports, to the extent our aggregate acquisitions for the reporting period are material,  we will disclose the weighted average capitalization rate for our acquisitions, and explain how the rate was calculated.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 19, 2011
Page  of  2 of 4

Item 7. Management’s Discussion and Analysis…, page 28

2.	Please advise us whether management considers funds from operations (“FFO”) to be a key performance indicator. We may have further comments.

Response:

Management considers Funds from Operations (“FFO”) a key non-GAAP performance indicator.  Accordingly, we disclose FFO and FFO per share in our quarterly earnings press releases, and we also discuss the measure in our quarterly earnings conference calls.

In future filings, we will include a calculation and discussion of this key performance indicator in our Management’s Discussion and Analysis.

Same Store Facilities, page 34

3.
We note footnote (d) to the table on page 34.  In the future periodic filings, please revise footnote (d) to disclose the “other items” that reduce rental income and clarify how the realized annual rent per occupied square foot accounts for concessions, abatements and reimbursements.  Please make similar revisions to your other tables as appropriate.  To the extent that your disclosure regarding realized annual rent per occupied square foot does not fully account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

Response:

Our disclosure regarding realized annual rent per occupied square foot fully accounts for all of our abatements and concessions, and reflects earned rent after all concessions and abatements.  There are no material “other items” that reduce rental income from the contractual amount.  Accordingly, in future filings we will delete the reference to “other items”.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 19, 2011
Page  of 3 of 4

Other Facilities, page 40

4.
We note your disclosures on page 40 that “Other Facilities” include facilities that were either recently acquired, recently developed, or were recently expanded by adding additional units.  In future periodic reports, please revise to specifically explain what you mean by “Expansion facilities” referenced in the table on page 41.

Response:

In future filings, we will describe the expansions facilities as follows:

The “expansion facilities” represent facilities which have been recently expanded by the addition of storage units as a result of construction activities.   As a result of these expansions, these facilities were not stable with respect to occupancies or rental rates during the [comparative periods] and, accordingly, they have not been included in the Same Store Facilities.

Note 13-Commitments and Contingencies

Legal Matters, page F-34

5.
We note that you have concluded that it is unlikely that the outcome of pending legal proceedings will have a material adverse impact on your financial position or results of operations.  The language you use to describe loss contingencies is not contemplated by Topic 450 of the Financial Accounting Standards Codification.  Please revise your disclosure to clarify whether you believe it is probable, reasonably possible or remote that losses could be material.  In your response, please provide us the disclosure you will include in future filings to address this issue.

Response:

In future filings, we will revise our language with respect to “legal matters” which were on page F-34 of our December 31, 2010 financial statements, to the following:

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time.  We believe that the likelihood of these pending legal proceedings resulting in a material loss to the company, either individually or in the aggregate, is remote.

Mr. Daniel L. Gordon
Securities and Exchange Commission
May 19, 2011
Page  of 4 of 4

In connection with Public Storage’s response to the Staff’s comments, Public Storage hereby acknowledges that:

•	Public Storage is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and
•	Public Storage may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me or Stephanie Heim, in-house legal counsel, at 818-244-8080, ext. 1319, if you have additional questions on this matter.

        Sincerely,

       /s/ John Reyes
       John Reyes
       Senior Vice President and
       Chief Financial Officer

       cc:   Wilson K. Lee
   Division of Corporation Finance
   Stacie Gorman, Staff Attorney
   Division of Corporation Finance